KELLEY DRYE & WARREN LLP
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July 14, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Ta Tanisha Meadows
Staff Accountant

Re: Capital City Energy Group, Inc.
Item 4.01 Form 8-K
Filed June 30, 2008
File No. 333-140806

Dear Ms. Meadows:

We are in receipt of your comment letter dated July 1, 2008 regarding our recent 8-K filing on June 30, 2008, specifically Item 4.01 of that filing. The information being provided to you herein has been given to us by our client, Capital City Energy Group, Inc.

For the purpose of answering your questions, we have formatted this letter to coincide with each of your points as they appear in your comment letter.

Item 4.01 Form 8-K filed June 30, 2008

1. We note that Moore & Associates did not issue a report on your financial statements for the fiscal year ended December 31, 2007. Please revise the second paragraph to state whether Moore's reports on the financial statements for either of the past two years (i.e. fiscal years ended October 31, 2007 or 2006) contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

KDW Response: In response to this comment, the Company has made the appropriate changes to the Form 8-K as evidenced by the Form 8-K/A filed on July 14, 2008.

2. Please specifically state whether the decision to change accountants was recommended or approved by the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

KDW Response: In response to this comment, the Company has changed paragraph one of the originally filed Form 8-K to specifically contain the word "recommended," as well as to indicate that the Company's board of directors acted on this decision at their regular monthly meeting, which was held on June 23, 2008. Please see the Form 8-K/A filed on July 14, 2008.

3. Please revise your disclosure in the third paragraph regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent fiscal years and the subsequent interim period through the dismissal of Moore & Associates on June 25, 2008. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

KDW Response: In response to this comment, the Company has made the appropriate changes to the originally filed Form 8-K as evidenced by the Form 8-K/A filed on July 14, 2008.

4. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

KDW Response: In response to this comment, the Company has contacted Moore & Associates and requested that they issue an updated letter addressing our revised disclosures. Moore & Associates has provided that letter and it has been filed as an exhibit to the Company's Form 8-K/A, filed on July 14, 2008.

If you have any additional questions or comments, please contact us.

Sincerely,

KELLEY DRYE & WARREN LLP

Timothy R. Lavender / jjz

Timothy R. Lavender

TRL:jjz